SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement on the completion of Sinopec-SK Capital Increase Agreement and Asset Transfer Agreement; and

2.          A copy of monthly return of equity issuer on movements in securities of the Registrant, submitted by the Registrant on July 2, 2019.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement on Completion of Sinopec-SK Capital Increase
Agreement and Asset Transfer Agreement

Reference is made to the announcement of China Petroleum & Chemical Corporation (the “Company”) dated 29 April 2019 (the “Announcement”) in relation to the capital increase in Sinopec-SK by the Company, Sinopec Asset and SKGC, respectively and that the disposal of the Transferred Assets from the Company to Sinopec-SK (the “Asset Transfer”). Unless otherwise defined, the capitalized terms used herein shall have the same meaning as defined in the Announcement.

The Board is pleased to announce that the Sinopec-SK Capital Increase Agreement and the Asset Transfer Agreement were completed on 8 July 2019. The Capital Increase constituted a connected transaction of the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), of which highest applicable percentage ratio exceeded 0.1% but was less than 5%, therefore the Capital Increase was subject to the reporting and announcement requirements, but exempted from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. As Sinopec-SK is a subsidiary of the Company, the Asset Transfer did not constitute a connected transaction under Chapter 14A of the Listing Rules. In addition, as the highest applicable percentage ratio in respect of the Asset Transfer was less than 5%, it did not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

Upon the completion of the Capital Increase, Sinopec-SK will remain a subsidiary of the Company.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board

Beijing, PRC
8 July 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Ma Yongsheng #, Li Yunpeng*, Yu Baocai*, Ling Yiqun #, Liu Zhongyun #, Li Yong*, Tang Min +, Fan Gang +, Cai Hongbin +, Ng, Kar Ling Johnny +

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Document 2

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30-06-2019

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	China Petroleum & Chemical Corporation
Date Submitted	02-07-2019

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	00386	Description :	H shares

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		25,513,438,600	1.00	25,513,438,600

Increase/(decrease)		0		0

Balance at close of the month		25,513,438,600	1.00	25,513,438,600

(2) Stock code :	600028	Description :	A shares

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		95,557,771,046	1.00	95,557,771,046

Increase/(decrease)		0		0

Balance at close of the month		95,557,771,046	1.00	95,557,771,046

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	121,071,209,646

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)

Balance at close of preceding month	H shares 25,513,438,600	A shares 95,557,771,046

Increase/ (decrease) during the month	0	0

Balance at close of the month	H shares 25,513,438,600	A shares 95,557,771,046

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer):
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1. N/A

( / / )
shares
(Note 1)

2. N/A

( / / )
shares
(Note 1)

3. N/A

( / / )
shares
(Note 1)
		Total A. (Ordinary shares)			N/A
			(Preference shares)		N/A
			(Other class)		N/A
Total funds raised during the month from exercise of options (State currency)			N/A

Warrants to Issue Shares of the Issuer which are to be Listed:
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B. (Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed):
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes):
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )
shares (Note 1)

2.	N/A

( / / )
shares (Note 1)

3.	N/A

( / / )
shares (Note 1)

	Total D. (Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Other Movements in Issued Share Capital:
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

2. Open offer	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

3. Placing	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

4. Bonus issue			N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

6. Repurchase of shares			N/A	Class of shares repurchased (Note 1)

				Cancellation date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

7. Redemption of shares			N/A	Class of shares redeemed (Note 1)

				Redemption date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

8. Consideration issue	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation			N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

10. Other (Please specify)	At price :	State currency	N/A	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )

Total E. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

IV. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III which has not been previously disclosed in a return published under rule 13.25A, it has been duly authorized by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Remarks (if any):

Submitted by:          ______ Huang Wensheng_______________

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :
1.	State the class of shares (e.g. ordinary, preference or other).

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.  Where the issuer has already made the relevant confirmations in a return published under rule 13.25A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
●	the securities are of the same nominal value with the same amount called up or paid up;
●
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

●	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please append the prescribed continuation sheet.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 8, 2019